March 25, 2025

Corrado De Gasperis
Executive Chairman and Chief Executive Officer
Comstock Inc.
117 American Flat Road
Virginia City, NV 89440

       Re: Comstock Inc.
           Registration Statement on Form S-3
           Filed March 18, 2025
           File No. 333-285878
Dear Corrado De Gasperis:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Nicholas O'Leary at 202-551-4451 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Clyde W. Tinnen, Esq.